

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 17, 2008

Meadow Valley Corporation
Attention: Mr. David D. Doty, Chief Financial Officer
4602 East Thomas Road
Phoenix, Arizona 85018

Re: Meadow Valley Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2008
File No. 000-25428

Schedule 13E-3
Filed September 19, 2008 by the Filing Persons
File No. 005-48695

Dear Mr. Doty:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please advise us why Phoenix Holdings, Insight Equity Acquisition Resources LLC, and the other Insight Equity entities are not named as filing persons on the cover of the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

2. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on the disclosure in the Schedule 13D filing of November 2, 2007, YVM Acquisition Corporation is under the common control of Messrs. Brad Larson and Kenneth Nelson. In addition, we note YVM's involvement in the structuring of the term sheet for the merger transaction dated April 2, 2008. Please revise the Schedule 13E-3 to identify YVM is an affiliate engaged in a going private transaction, or advise. See Rule 13e-3(a)(1). In addition, provide your analysis regarding whether Mr. Bottcher is an affiliate engaged in the transaction. We note Mr. Bottcher has indicated his intent to contribute shares he holds prior to the closing of the merger and also will acquire an interest in the post-merger company.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must include all of the required information and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

4. Please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any other filing person that you add to your Schedule 13E-3.

5. The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimer that no filing person takes responsibility for the accuracy of such information as it relates to any other Filing Person is inconsistent with the certification that accompanies each filing person's signature on the Schedule 13E-3. Please revise.

Item 11. Interest in Securities of the Subject Company, page 9

6. Please provide the information required by Item 1008(a) of Regulation M-A for the Investor, Merger Sub and Insight Group or confirm that the information required by the item is not applicable.

Schedule 14A

General

7. Since it appears that you are not S-3 eligible, Item 14(c)(2) information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 14(e) of Schedule 14A. Please clarify that you are delivering your annual report and most recent quarterly report with the proxy statement and revise page 92 accordingly.

8. Please provide us with a copy of the complaint filed in Nevada District Court relating to the transaction.

Summary Term Sheet, page 1

What Stockholders Will Receive in the Merger, page 2

9. Please disclose the aggregate equity value of the merger consideration. Also disclose the amount of debt that will be assumed.

Interests of Meadow Valley's Officers and Directors in the Merger, page 4

10. Please quantify in dollars the interests listed in this section for each of Messrs. Larson and Nelson.

Merger Financing, page 6

11. Please quantify each of the equity contribution and debt financing. In this section and under Merger Financing on page 59, describe in greater detail how Insight Equity plans to fund the equity contribution. Briefly state any material conditions to the debt financing and disclose any alternative financing arrangements or plans in the event the primary financing plans fall through. If none, so state. See Item 1007(b) of Regulation M-A.

Conditions to the Merger, page 6

12. Please quantify the requirements relating to bonding capacity, work backlog, and minimum financial performance thresholds. Disclose whether the company has already met these requirements. Also describe in greater detail the real estate deliverables and other material closing conditions.

Special Factors, page 15

Background of the Merger, page 15

13. Please clarify the nature of Mr. Furman's role in the transaction, including whether he is or was serving as legal counsel or a consultant to any of the filing persons, and the amount, nature and source of any amounts paid or payable to him, directly or indirectly, in connection with the transaction. Also, clarify whether Mr. Furman currently owns shares in the company and if he will own shares in the post-merger entity. Finally, please provide us with your analysis of whether Mr. Furman is a filing person or a person for whom disclosure is required pursuant to Instruction C of Schedule 13E-3.

14. Please disclose the date on which Messrs. Larson and Nelson acquired an ownership interest in YVM. Additionally, we refer you to the Schedule 13D filed on November 2, 2007 by the Messrs. Larson, Nelson, Furman and YVM. Mr. Larson is described therein as the Chief Executive Officer and President of YVM. Mr. Nelson is listed as the Secretary and Treasurer of YVM. Further revise the discussion in the background section to specify the date(s) Messrs. Larson and Nelson became directors and officers of YVM and their relative percentage of ownership interests in and control of YVM.

15. In your discussion, you indicate that Messrs. Larson, Nelson, Furman and ThomasLloyd continued their discussions of a possible leveraged buyout involving the company throughout the late fall of 2007 and early spring of 2008. Revise to clarify the dates of such meetings. Please indicate whether, during this period, the board had provided authority to Messrs. Larson and Nelson to engage in such discussions. Also, clarify whether Messrs. Larson and Nelson participated in such discussions in their capacity as executive officers of (i) YVM, (ii) Meadow Valley or, (iii) both.

16. Regarding the February 20, 2008 meeting of the special committee, please expand your discussion of the alternatives considered by the special committee. In doing so, please specifically address whether the special committee considered the possibility of allowing the company to remain public. In addition, if the special committee or the board considered alternatives to the going private transaction at other meetings, please disclose such considerations and explain the reasons for the rejection of alternative plans. Please see Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

17. Please describe the materials delivered on July 23, 2008 to the members of the special committee and the board.

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors, page 34

18. Revise to discuss in detail <u>each</u> filing person's purpose for engaging in the transaction, and the reasons for undertaking the transaction <u>at this time</u>. See Item 1013(c) of Regulation M-A. Also consider Instruction 1 to Item 1013 in drafting your disclosure.

19. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. <u>See</u> Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure for each of the filing persons to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise:

- to specify whether the filing persons considered historical market prices beyond the average of the share price for the 30 calendar days preceding the merger announcement (we note, for example, that the market price per share was as high as $12.70 in the first quarter of 2008 during which time negotiations regarding a purchase were ongoing);
- to clarify, if true, that none of the types of offers described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A were received.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

20. Revise the second bullet point to disclose the basis for the special committee's belief that the merger consideration is more favorable to unaffiliated shareholders than the "potential value" of other alternatives the committee believed were reasonably available to Meadow Valley to pursue, including continuation of Meadow Valley's current business plan.

21. We refer you to the April 7, 2008 materials prepared by Alvarez & Marsal. As noted therein, the volume weighted average price per share over six months and 12 months was $11.50 and $12.30, respectively. The June 9, 2008 materials show that the premium offered by Insight Equity I LP was below the average purchase price premiums paid in similar transactions (see page 8). Given this analysis, please revise the special committee's and board's discussion of substantive fairness to address why they believe that the merger consideration is fair to unaffiliated shareholders.

Opinion of Morgan Joseph to the Special Committee, page 39

22. Please disclose the basis for Morgan Joseph's assumption that Meadow Valley's forecasts and projections were reasonably prepared and reflected the best currently available information. Did it make this assumption at the direction or upon the representation of the company? Please provide similar disclosure for Alvarez & Marsal on page 43.

23. We note your disclosure that no company or transaction used in this analysis was directly comparable to Meadow Valley. Indicate on what basis, if any, Morgan Joseph deemed the selected companies to be "relevant" and comparable to Meadow Valley.

24. As the opinion of Morgan Joseph relates to the fairness of the consideration that the unaffiliated stockholders will receive in the merger, please address in the discussion of each filing person as to substantive fairness, whether Meadow Valley or an affiliate determined the amount of consideration to be paid or whether Morgan Joseph recommended the amount of consideration to be paid. Please see Item 1015(b)(5) of Regulation M-A.

25. We note that Morgan Joseph's opinion was delivered approximately three months ago, and additional time will likely elapse before stockholders vote on the matters described in the proxy statement. Please disclose whether any material changes in Meadow Valley's operations, performance or in any of the projections or assumptions upon which Morgan Joseph based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting. Also explain how you will address material changes in your assumptions or projections that take place after the date of the Morgan Joseph opinion.

Reports of Alvarez & Marsal to the Special Committee, page 42

26. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please describe the Alvarez & Marsal presentation materials in greater detail, including the procedures followed; the findings and recommendations; and the bases for and methods of arriving at such findings and recommendations. To the extent not already filed, file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3. For example, summarize the discussions and file written reports for the following contacts:

- the March 25, 2008 meeting at which Alvarez & Marsal discussed generally potential strategic alternatives available, key considerations for such alternatives and draft materials prepared by Alvarez & Marsal for possible distribution to prospective buyers; and

- the April 22 and 29, 2008 meetings at which Alvarez & Marsal updated the Special Committee regarding ongoing discussions with Insight Equity that had occurred over the periods April 17 to April 21, 2008 and April 22 to April 28, 2008, respectively.

27. We note that Alvarez & Marsal were already subject to an engagement agreement with the company prior to being engaged as a financial advisor by the special committee. Please supplement your disclosure and briefly describe the qualifications of Alvarez & Marsal to serve as the special committee's financial advisor and render the reports summarized in the proxy statement. Describe Meadow Valley's existing relationship with Alvarez & Marsal during the past two years and the total aggregate compensation received or to be received as a result thereof and the current engagement as financial advisor to the special committee. Please see Item 1015(b)(2) and (4) of Regulation M-A.

Report of AccuVal Associates, Incorporated, page 49

28. We note that the orderly liquidation value for Meadow Valley is $23,355,00, but is reflected as $24,279,100 in AccuVal's report dated April 11, 2008. Please explain or reconcile.

Financial Projections, page 52

29. Please provide the disclosures required by Item 1015 of Regulation M-A for the October 25, 2007 financial analysis provided by ThomasLloyd to Insight Equity. Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. We note that ThomasLloyd's financial analysis has been filed as Exhibit (c)(5) to Schedule 13E-3.

Interests of Meadow Valley's Officers and Directors in the Merger, page 54

Rollover Arrangements, page 55

30. Please clarify that Messrs. Larson and Nelson will be contributing their shares immediately prior to the effective time of the merger and, as a result, will be able to vote their shares on the proposals described in the proxy statement. Please make a conforming clarification to the "Summary Term Sheet" as well.

Merger Financing, page 59

31. Please disclose any plans or arrangements to finance or repay the debt financing for the transaction, or, if there are no such plans or arrangements, please disclose this. Please see Item 1007(d)(2) of Regulation M-A.

32. Consistent with the requirements of Item 1007(b) of Regulation S-K, supplement your disclosure to identify who the other "possible" equity investors are. Please give consideration to whether such persons need to be identified as filing persons.

Debt Financing, page 59

Term Facility II, page 60

33. Please clarify the material differences between cash interest and paid-in-kind interest (e.g., that interest on the loan is paid by increasing the principal rather than making cash payments). Please see Item 1007(d) of Regulation M-A.

The Merger Agreement, page 67

34. We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Other Important Information Regarding Meadow Valley, page 83

Summary of Consolidated Financial Data of Meadow Valley, page 83

35. Information has been incorporated by reference in response to Item 13 of Schedule 13E-3. Instruction 1 to Item 13 of Schedule 13E-3 requires that financial information summarized in accordance with Item 1010(c) of Regulation M-A be included in the document disseminated to security holders. At present, the existing disclosure does not contain the information required by Item 1010(c)(1) of Regulation M-A. Please revise.

Closing Comments

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review.

Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

You may contact Dieter King, Staff Attorney at (202) 551-3338, Mellissa Duru in the Office of Mergers and Acquisitions, at (202) 551-3757 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory R. Hall, Esq. (Via Facsimile 480-606-5528)